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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                    NOTIFICATION OF LATE FILING OF FORM 10-Q

                                               Commission File Number  333-56903
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
(Check One): [_] Form 10-K   [_] Form 11-K   [_] Form 20-F  [X] Form 10-Q   [_] Form N-SAR

  For Period Ended: March 31, 2000
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[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
    For the Transition Period Ended:
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 Read attached instruction sheet before preparing form.  Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ---------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Phase Metrics, Inc.
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Former name if applicable
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10260 Sorrento Valley Road
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Address of Principal Executive Office (Street and number)

San Diego, California 92121
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City, State and Zip Code

                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  [X]  (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Please see attachment.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

            Dewey Hockemeyer                (858)                646-4851
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                 (Name)                  (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [_] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              Phase Metrics, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    March 31, 2000            By         /s/  W. Dewey Hockemeyer
     ----------------------          -------------------------------------------
                                              Vice President, Finance, Chief
                                       Financial Officer and Assistant Secretary
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                                   Attachment
                                   ----------


     The Registrant has been working with its advisors to develop and implement a plan to restructure its capitalization. The development and implementation of this plan has required the Registrant to devote considerable resources, including the attention of key financial and operating personnel. Additionally, the Registrant has been in discussions with the Registrant's public accountants regarding this plan and other potential events, which has delayed the completion of the public accountant's review of the Registrant's financial position and results of operations for the three months ended March 31, 2000. This process has delayed the finalization of the Registrant's Form10-Q for the three months ended March 31, 2000. For these reasons, the Registrant has been unable to file its quarterly report on Form 10-Q on a timely basis without unreasonable effort and expense.